SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*


                       United International Holdings, Inc.
                       -----------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   910734 10 2
                                 --------------
                                 (CUSIP Number)

                              David P. Falck, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                             New York, NY 10004-1490
                                  (212)858-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 16, 1998
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

CUSIP NO.: 910734 10 2               13D                       Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Lawrence J. DeGeorge
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       375,402 (1)(2)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    375,402 (1)(2)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     375,402 (1)(2)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2% (3)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 41,250 shares of Class A Common Stock the Reporting Person would acquire upon exercise of presently exercisable stock options.
(2) Includes 334,152 shares of Class A Common Stock issuable upon conversion of 334,152 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock").
(3) Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 910734 10 2               13D                       Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

Lawrence J. DeGeorge hereby amends and supplements his Statement on Schedule 13D (the "Statement") with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of United International Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80207.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) of the Statement is hereby amended and supplemented by adding the following:

Mr. DeGeorge beneficially owns (assuming conversion of Class B Common Stock for Class A Common Stock) 375,402 shares of Class A Common Stock, which includes options for 41,250 shares currently exercisable, and represents 1.2% of the outstanding shares of Class A Common Stock. As a result of the voting provisions of the Stockholders' Agreement (as defined in Item 6 below), the Founders (as defined in Item 6 below and includes Mr. DeGeorge) and Apollo Cable Partners, L.P. ("Apollo") may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Issuer's common stock held by the other members of such "group". To the best knowledge of Mr. DeGeorge, the Founders and Apollo beneficially own as of December 31, 1998, a total of 10,400,097 shares of Class A Common Stock, which includes the conversion of 9,608,136 shares of Class B Common Stock for Class A Common Stock and 572,583 shares that would be acquired upon exercise of currently exercisable options, and represents 25.4% of the outstanding shares of Class A Common Stock. The foregoing percentage interests are based on 30,699,381 shares of Class A Common Stock outstanding as of January 8, 1999 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed January 14,
1999), adjusted, in the case of Mr. DeGeorge, for Mr. DeGeorge's options as if exercised and for the conversion of his Class B Common Stock, resulting in 31,074,783 outstanding shares of Class A Common Stock and, in the case of the "group", for the Founders' options as if exercised and for the conversion of their Class B Common Stock, resulting in 40,880,100 outstanding shares of Class A Common Stock.

Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of common stock beneficially owned by Mr. DeGeorge are aggregated without giving effect to the conversion of Class B Common Stock and assuming the exercise of options, Mr. DeGeorge may be deemed to beneficially own voting equity securities representing approximately 2.6% of the voting power with respect to a general election of directors of the Issuer. In addition, when all classes of common stock beneficially owned by the Founders and Apollo are aggregated without giving effect to the conversion of Class B Common Stock and assuming the exercise of options, the Founders and Apollo may be deemed to beneficially own voting equity securities representing approximately 74.3% of the voting power with respect to a general election of directors of the Issuer.

Pursuant to Rule 13d-4, Mr. DeGeorge hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of Class A Common Stock and Class B Common Stock held by any other Founder, Apollo or their transferees.

Item 5(b) of the Statement is hereby amended and supplemented by adding the following:

Pursuant to the Stockholders' Agreement, Mr. DeGeorge may be deemed to share beneficial ownership of Class A Common Stock and Class B Common Stock because the Founders and Apollo have agreed to vote in favor of their respective nominees for directors of the Issuer. See Item 6 below. As a result, Mr. DeGeorge may be deemed to have shared voting and dispositive power over the shares of common stock beneficially owned by the Founders and Apollo. Of the aggregate shares owned by the Founders and Apollo, Mr. DeGeorge beneficially owns 375,402 shares of Class A Common Stock (assuming the exercise of options for 41,250 shares and the conversion of 334,152 shares of Class B Common Stock) held in the name of DLF Partners, a partnership, over which he shares voting and dispositive power with the other partner therein, his spouse.

CUSIP NO.: 910734 10 2               13D                       Page 4 of 5 Pages


Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

On July 16, 1998, certain Founders, William J. Elsner, Joseph E. Giovanini, Clarice J. Giovanini, Giovanini Investments, Ltd., and Giovanini Properties, ceased to be subject to the Stockholders Agreement upon the sale of substantially all of their shares of Class A Common Stock (includes conversion of Class B Common Stock for Class A Common Stock) of the Issuer through a secondary offering. As a result of such sale, the number of shares of Class A Common Stock that may be deemed to by beneficially owned by the Founders and Apollo was reduced by 2,799,979 shares of Class A Common Stock (includes conversion of Class B Common Stock for Class A Common Stock and assumes the exercise of options held by such Founders).

Item 5(d) of the Statement is hereby amended and supplemented by adding the following:

There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by Mr. DeGeorge. To the knowledge of Mr. DeGeorge, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by any of the other Founders or Apollo.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

In July 1997, DLF Partners, a partnership in which Mr. DeGeorge and his spouse are the partners, became a party to the Stockholders' Agreement as a Founder. Pursuant to the terms of the Stockholders' Agreement, dated April 13, 1993 (the "Stockholders' Agreement"), by and among the Founders, Apollo and the Issuer, Apollo and the Founders have agreed to vote in favor of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders in the elections of directors of the Issuer. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Issuer's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. The other Founders subject to the Stockholders' Agreement are Albert M. Carollo, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Lawrence
F. DeGeorge, Kathleen Jaure, Curtis Rochelle, Curtis Rochelle Trust, Jim Rochelle, Marian Rochelle, Gene W. Schneider, G. Schneider Holdings, Mark Schneider, the Revocable Trust of Janet Schneider, Susan G. Schneider and Robert
A.  Schneider.  A copy of the  Stockholders'  Agreement  can be found at Exhibit
10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

The Issuer's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

The information set forth in Items 4 and 5 is hereby incorporated by reference herein. There are no other agreements among Mr. DeGeorge and any other Founder or Apollo with respect to the Issuer's securities.

CUSIP NO.: 910734 10 2               13D                       Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1999                     /s/ Lawrence J. DeGeorge
                                              ----------------------------------
                                              Lawrence J. DeGeorge